Filed by HealthCor Catalio Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HealthCor Catalio Acquisition Corp.

Commission File No. 001-39949

Hyperfine Announces Expansion into Canadian Market with Medical Device License Issued by Health Canada

Casey Newhouse to Lead Canadian Growth as Newly Appointed Business Development Partnership Manager

GUILFORD, Conn. – December 9, 2021 — Hyperfine, Inc., creator of the first FDA-cleared portable magnetic resonance imagingTM (MRI) device, Swoop®, today announced the Health Canada licensing of Swoop as well as the commercial launch of the imaging system in Canada. The license of Swoop includes the recently FDA-cleared advanced reconstruction software using deep learning. With this license, the Swoop system is now available for purchase in Canada.

Casey Newhouse will lead Hyperfine's expansion in Canada and be responsible for growing the adoption of the Swoop system. Newhouse brings 20 years of multinational medtech experience with a focus on stroke therapy, previously working in executive leadership roles at Johnson & Johnson and Edwards Lifesciences.

“This regulatory clearance in our third country is a significant milestone for Hyperfine, validating our technology and helping both Canadian patients and hospitals,” said Dave Scott, president and chief executive officer of Hyperfine. “Current MRI systems are limited by their size, cost and training requirements, especially in remote locations. By rethinking the MRI design, Swoop provides an easy-to-use, portable and affordable system, which can provide imaging beyond boundaries, wherever patients are. We believe our advanced disruptive technology will help bring great access to advanced diagnostic imaging at the point of care across North America.”

UpCare, a Toronto-based national distributor of innovative medical technologies, specializing in value creation for Canadian healthcare providers, will execute marketing, distribution, and sales of the Swoop system in the country.

"We are always looking for innovations that have the potential to improve patient outcomes, access to new technology and Healthcare economics,” said Benoit Sai, co-founder and chief commercial officer of UpCare. “Hyperfine is truly leading the way with the Swoop portable MRI system, further strengthening our Neurosciences ecosystem. With Swoop’s addition, UpCare’s expanded product portfolio can provide a comprehensive continuum of care from diagnostic to monitoring."

The Hyperfine system is designed to provide rapid imaging to allow physicians to make diagnoses and determine treatment for patients regardless of income or location. Swoop is being used around the world to address some of the limitations of current imaging technologies and to make MRI more accessible. Swoop wheels directly to the patient’s bedside, plugs into a standard electrical wall outlet, and is controlled by an off the shelf tablet.

Hyperfine's Canadian expansion continues the company's plans for accelerated global commercial expansion, including the UK and Pakistan, through 2022.

For more information about the Hyperfine Swoop Portable MR Imaging System™, please visit http://www.hyperfine.io.

About Hyperfine and the Swoop Portable MR Imaging System

Hyperfine, Inc. is the groundbreaking medical device company that created Swoop, the world’s first FDA-cleared portable MRI system. Hyperfine designed Swoop to enable rapid diagnoses and treatment for every patient regardless of income, resources, or location, pushing the boundaries of conventional imaging technology and expanding patient access to life-saving care. The Swoop Portable MR Imaging System produces high-quality images at a lower magnetic field strength, allowing clinicians to quickly scan, diagnose, and treat patients in various clinical settings. Swoop can be wheeled directly to the patient’s bedside, plugged into a standard electrical wall outlet, and controlled by an iPad®. Designed as a complementary system to conventional MRIs at a fraction of the cost, Swoop captures images in minutes, providing critical decision-making capabilities in emergency departments (ED), operating rooms (OR) outside the sterile field, and intensive care units (ICU), among others.

Important Information about the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between HealthCor Catalio Acquisition Corp. (“HealthCor”), Hyperfine, Inc. (“Hyperfine”) and Liminal Sciences, Inc. (“Liminal”), HealthCor filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as amended, the “Registration Statement”), which includes the proxy statement/prospectus and certain other related documents and is both the proxy statement distributed to holders of HealthCor’s ordinary shares in connection with HealthCor’s solicitation of proxies for the vote by HealthCor’s shareholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of HealthCor to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on November 26, 2021, and HealthCor commenced mailing the proxy statement/prospectus to its shareholders on or about November 30, 2021. HealthCor’s shareholders and other interested persons are advised to read the proxy statement/prospectus included in the Registration Statement and the amendments thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination.  Shareholders may also obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. In addition, the documents filed by HealthCor may be obtained free of charge from HealthCor’s website at www.hcspac.com or by written request to HealthCor at ir@hccspac.com.

Participants in the Solicitation

HealthCor and its directors and executive officers may be deemed participants in the solicitation of proxies from HealthCor’s shareholders with respect to the Business Combination. You can find information about HealthCor’s directors and executive officers and their ownership of HealthCor’s securities in the Registration Statement for the Business Combination, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is contained in the Registration Statement.

Hyperfine, Liminal and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of HealthCor in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. HealthCor’s, Hyperfine’s and Liminal’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Hyperfine’s expectations with respect to future performance, development and commercialization of products and services; UpCare’s role in commercializing Swoop in Canada; and the potential benefits and impact of Hyperfine’s and the combined company’s products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside HealthCor’s, Hyperfine’s and Liminal’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of HealthCor, Hyperfine and Liminal to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the shareholders of HealthCor, Hyperfine and Liminal or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HealthCor, Hyperfine or Liminal that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the Nasdaq Stock Market, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Hyperfine’s, Liminal’s and the combined company’s product development and commercialization activities, including the degree that Swoop is accepted and used by healthcare professionals; (10) the inability of Hyperfine, Liminal or the combined company to obtain and maintain regulatory clearance or approval for their products, and any related restrictions and limitations of any cleared or approved product; (11) the inability of Hyperfine, Liminal or the combined company to identify, in-license or acquire additional technology; (12) the inability of Hyperfine, Liminal or the combined company to maintain Hyperfine’s or Liminal’s existing or future license, manufacturing, supply and distribution agreements; (13) the inability of Hyperfine, Liminal or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine or Liminal is currently marketing or developing; (14) the size and growth potential of the markets for Hyperfine’s, Liminal’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Hyperfine’s, Liminal’s and the combined company’s products and services and reimbursement for medical procedures conducted using Hyperfine’s, Liminal’s and the combined company’s products and services; (16) Hyperfine’s, Liminal’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Hyperfine’s, Liminal’s and the combined company’s financial performance; (18) the impact of COVID-19 on Hyperfine’s and Liminal’s businesses and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in HealthCor’s other filings with the SEC. HealthCor, Hyperfine and Liminal caution that the foregoing list of factors is not exclusive, and they caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. HealthCor, Hyperfine and Liminal do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Media Contact

Emily Barnes

APCO Worldwide

ebarnes@apcoworldwide.com